File Number: 55759-18

Web site: www.langmichener.com

Direct Line: (604) 691-7491

Direct Fax Line: (604) 893-2677

E-Mail: jmunro@lmls.com

April 28, 2008	VIA SEDAR

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention:      Statutory Filings

Dear Sirs / Mesdames:

Cassiar Gold Corp. (formerly, Cusac Gold Mines Ltd. and 0811381 B.C. Ltd.) (the “Applicant”) - Voluntary Surrender of Reporting Issuer Status under section 88 of the Securities Act (British Columbia) and BC Instrument 11-502

We are solicitors for the Applicant and write to notify the British Columbia Securities Commission (“BCSC”) that the Applicant voluntarily surrenders its reporting issuer status under section 88 of the Securities Act (British Columbia) effective May 8, 2008.

Please find enclosed a notice pursuant to BC Instrument 11-502 (the “Notice”). We look forward to receiving the BCSC’s acknowledgement receipt of the Notice. Please forward such acknowledgement to my attention.

Please contact the undersigned should you have questions regarding the above.

Yours truly,
We authorized the making and filing of this application by Lang Michener LLP and confirm the truth and facts contained herein.
(signed) James Munro
DATED at Vancouver, BC, this 28th day of April, 2008
James Munro
for Lang Michener LLP	CASSIAR GOLD CORP. (formerly Cusac Gold Mines Ltd. and 0811381 B.C. Ltd.)

JRM/exn
Encls.	Per:	(signed) Richard J. Barclay
Richard J. Barclay
President & CEO